EXHIBIT 99a


                       CONSOLIDATED FINANCIAL STATEMENTS

-----------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
Kinross Gold Corporation
As at December 31,
(expressed in millions of U.S. dollars)
-----------------------------------------------------------------------------------------------------
                                                                                   2001      2000
-----------------------------------------------------------------------------------------------------
ASSETS
      Current assets
        Cash and cash equivalents                                               $  81.0   $  77.8
        Restricted cash                                                               -       2.9
        Accounts receivable (Note 3)                                               13.8      20.3
        Inventories (Note 4)                                                       42.4      54.6
        Marketable securities (quoted market value: 2001-$1.8; 2000-$0.7)           1.5       0.7
-----------------------------------------------------------------------------------------------------
                                                                                  138.7     156.3
      Property, plant and equipment (Note 5)                                      415.0     505.6
      Long-term investments (Note 6)                                               12.9      14.4
      Deferred charges and other assets                                            11.0      23.7
-----------------------------------------------------------------------------------------------------
                                                                                $ 577.6   $ 700.0
=====================================================================================================
LIABILITIES
         Current liabilities
                  Accounts payable and accrued liabilities                      $  31.0   $  40.8
                  Current portion of long-term debt (Note 9)                       33.1      31.5
                  Current portion of site restoration cost accruals (Note 10)      12.6       9.3
-----------------------------------------------------------------------------------------------------
                                                                                   76.7      81.6

         Long-term debt (Note 9)                                                   31.0      79.8
         Site restoration cost accruals (Note 10)                                  43.0      47.9
         Future income and mining taxes (Note 16)                                   3.3       3.5
         Deferred revenue (Note 8 (a))                                              9.6      10.1
         Other long-term liabilities                                                6.0      10.1
         Debt component of convertible debentures (Note 11)                        28.1      33.4
         Redeemable retractable preferred shares (Note 12)                          3.1       3.1
-----------------------------------------------------------------------------------------------------
                                                                                  200.8     269.5
-----------------------------------------------------------------------------------------------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY (NOTE 13)                       48.0      91.8
-----------------------------------------------------------------------------------------------------
COMMON SHAREHOLDERS' EQUITY
         Common share capital (Note 14)                                           945.7     913.2
         Contributed surplus                                                       12.9      12.9
         Equity component of convertible debentures (Note 11)                     124.8     117.0
         Deficit                                                                 (726.0)   (681.4)
         Cumulative translation adjustments                                       (28.6)    (23.0)
-----------------------------------------------------------------------------------------------------
                                                                                  328.8     338.7
-----------------------------------------------------------------------------------------------------
                                                                                $ 577.6   $ 700.0
=====================================================================================================

COMMITMENTS AND CONTINGENCIES (NOTE 21)

SIGNED ON BEHALF OF THE BOARD:

/s/ John A. Brough                      /s/ John M.H. Huxley
(signed)John A. Brough                  (signed)John M.H. Huxley
Director                                Director

----------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
Kinross Gold Corporation
For the years ended December 31,
(expressed in millions of U.S. dollars except per share amounts)
----------------------------------------------------------------------------------------------------------
                                                                                 2001     2000     1999
----------------------------------------------------------------------------------------------------------
REVENUE
         Mining revenue                                                         $270.1   $271.0   $304.0
         Interest and other income                                                 9.3     14.2     15.5
         Mark to market gain (loss) on call options                                3.5      4.1     (2.5)
----------------------------------------------------------------------------------------------------------
                                                                                 282.9    289.3    317.0
----------------------------------------------------------------------------------------------------------
EXPENSES
         Operating                                                               180.7    189.6    209.4
         General and administrative                                               10.1     10.4     11.2
         Exploration                                                               7.9     11.4     11.1
         Depreciation, depletion and amortization                                 85.8     93.2    110.9
----------------------------------------------------------------------------------------------------------
                                                                                 284.5    304.6    342.6
----------------------------------------------------------------------------------------------------------
LOSS BEFORE THE UNDERNOTED                                                        (1.6)   (15.3)   (25.6)
         Gain on sale of assets                                                    1.2      4.1      0.1
         Foreign exchange (loss) gain                                             (1.1)     0.5      0.2
         Share in loss of investee companies                                      (2.2)    (8.1)    (0.3)
         Interest expense on long-term liabilities                                (9.1)   (14.3)   (15.8)
         Write-down of marketable securities and long-term investments -         (13.1)    (4.6)
         Write-down of property, plant and equipment (Note 15)                   (16.1)   (72.1)   (184.9)
----------------------------------------------------------------------------------------------------------
LOSS BEFORE TAXES AND DIVIDENDS ON CONVERTIBLE
         PREFERRED SHARES OF SUBSIDIARY COMPANY                                  (28.9)  (118.3)  (230.9)

PROVISION FOR INCOME AND MINING TAXES (NOTE 16)                                   (2.9)    (0.9)    (2.9)
----------------------------------------------------------------------------------------------------------
LOSS FOR THE YEAR BEFORE DIVIDENDS ON CONVERTIBLE
         PREFERRED SHARES OF SUBSIDIARY COMPANY                                  (31.8)  (119.2)  (233.8)

DIVIDENDS ON CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY (NOTE 13)         (5.1)    (6.9)    (6.9)
----------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                                                            (36.9)  (126.1)  (240.7)

INCREASE IN EQUITY COMPONENT OF CONVERTIBLE DEBENTURES (NOTE 11)                  (7.7)    (7.2)    (6.5)
----------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR ATTRIBUTABLE TO COMMON SHAREHOLDERS                       $(44.6) $(133.3) $(247.2)
==========================================================================================================
LOSS PER SHARE
Basic                                                                           $(0.14) $ (0.45)  $(0.83)
Diluted                                                                            n/a      n/a      n/a
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (MILLIONS)                  313.4    298.1    299.2

--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
Kinross Gold Corporation
For the years ended December 31,
(expressed in millions of U.S. dollars)
--------------------------------------------------------------------------------------------------------------------

                                                                                          2001     2000     1999
--------------------------------------------------------------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING:
         Loss for the year before dividends on convertible preferred shares
                  of subsidiary company                                                 $(31.8)  $(119.2) $(233.8)
         Items not affecting cash:
                  Depreciation, depletion and amortization                                85.8     93.2     110.9
                  Write-down of property, plant and equipment                             14.6     72.1     184.9
                  Write-down of marketable securities and long-term investments              -     13.1       4.6
                  Gain on sale of assets                                                  (1.2)    (4.1)     (0.1)
                  Future income and mining taxes                                             -     (3.5)        -
                  Deferred revenue realized                                              (17.7)   (13.5)     (6.9)
                  Site restoration cost accruals                                           1.9      2.6       3.1
                  Share in loss of investee companies                                      2.2      9.4       0.3
--------------------------------------------------------------------------------------------------------------------
                                                                                          53.8     50.1      63.0
         Proceeds on restructuring of gold forward sales contracts                        21.6      4.7         -
         Site restoration cash expenditures                                               (7.1)    (9.6)    (6.3)
         Changes in non-cash working capital items
                  Accounts receivable                                                      5.1      5.7     10.1
                  Inventories                                                              9.6      0.6      3.3
                  Marketable securities                                                      -      4.8     (3.2)
                  Accounts payable and accrued liabilities                                (8.0)    (8.3)     0.4
         Effect of exchange rate changes on cash                                          (0.5)    (0.2)     2.2
--------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                                              74.5     47.8     69.5
====================================================================================================================
FINANCING:
         Issuance (repurchase) of common shares, net                                       5.4     (2.1)    (5.5)
         Reduction of debt component of convertible debentures                            (5.4)    (4.9)    (4.4)
         Repayment of debt                                                               (46.5)   (26.4)   (14.7)
         Dividends on convertible preferred shares of subsidiary company                     -     (3.4)    (6.9)
--------------------------------------------------------------------------------------------------------------------
CASH FLOW USED IN FINANCING ACTIVITIES                                                   (46.5)   (36.8)   (31.5)
====================================================================================================================
INVESTING:
         Additions to property, plant and equipment                                      (30.4)   (41.6)   (44.0)
         Business acquisitions, net of cash acquired                                      (1.2)       -    (35.0)
         Long-term investments and other assets                                            2.1     (7.4)    (0.8)
         Proceeds from the sale of property, plant and equipment                           1.8      4.8      2.3
         Decrease (increase) in restricted cash                                            2.9     (2.9)       -
--------------------------------------------------------------------------------------------------------------------
CASH FLOW USED IN INVESTING ACTIVITIES                                                   (24.8)   (47.1)   (77.5)
====================================================================================================================
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                           3.2    (36.1)   (39.5)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                              77.8    113.9    153.4
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                  $ 81.0   $ 77.8   $113.9
====================================================================================================================
Cash and cash equivalents consist of the following:
         Cash on hand and balances with banks                                           $ 12.9   $ 20.0   $ 27.0
         Short-term investments                                                           68.1     57.8     86.9
--------------------------------------------------------------------------------------------------------------------
                                                                                        $ 81.0   $ 77.8   $113.9
====================================================================================================================
Supplementary disclosure of cash flow information:
         Cash paid for: Interest                                                        $ 13.1   $ 18.8   $ 12.3
                        Income taxes                                                    $  3.9   $  2.3   $  3.0

-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY Kinross Gold Corporation
For the years ended December 31,
(expressed in millions of U.S. dollars)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               Equity
                                                  Common                  component of             Cumulative
                                                   share    Contributed    convertible            translation
                                                 capital        surplus     debentures    Deficit  adjustments       Total

BALANCE, DECEMBER 31, 1998                        $904.2         $3.6          $103.1    $(296.4)    $(27.9)         $686.6

Issuance of common shares, net                      16.1          4.3               -          -          -            20.4
Increase in equity component of convertible
         debentures                                    -            -             6.6       (6.5)         -             0.1
Net loss for the year                                  -            -               -     (240.7)         -          (240.7)
Cumulative translation adjustments                     -            -               -          -        9.2             9.2
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1999                         920.3          7.9           109.7     (543.6)     (18.7)          475.6

Adjustment for post-retirement benefits (Note 1)       -            -               -       (4.5)         -            (4.5)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 1, 2000                           920.3          7.9           109.7     (548.1)     (18.7)          471.1

Issuance (repurchase) of common shares,
         net                                        (7.1)         5.0               -          -          -            (2.1)
Increase in equity component of convertible
         debentures                                    -            -             7.3       (7.2)         -             0.1
Net loss for the year                                  -            -               -     (126.1)         -          (126.1)
Cumulative translation adjustments                     -            -               -          -       (4.3)           (4.3)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 2000                         913.2         12.9           117.0     (681.4)     (23.0)          338.7

Issuance of common shares, net                      32.5            -               -          -          -            32.5
Increase in equity component of convertible
         debentures                                    -            -             7.8       (7.7)         -             0.1
Net loss for the year                                  -            -               -      (36.9)         -           (36.9)
Cumulative translation adjustments                     -            -               -          -       (5.6)           (5.6)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 2001                        $945.7        $12.9          $124.8    $(726.0)    $(28.6)         $328.8
===================================================================================================================================

Kinross Gold Corporation
(All tabular dollar amounts are in millions of U.S. dollars except per share data)

1.   Summary of Significant Accounting Policies

The consolidated financial statements of Kinross Gold Corporation (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles which differ in certain material respects from those generally accepted in the United States, as described in Note 20. The following is a summary of the accounting policies significant to the Company. The U.S. dollar is the principal currency of the Company's business; accordingly, these consolidated financial statements are expressed in U.S. dollars.

Nature of operations. The Company is engaged in the mining and processing of gold and silver ore and the exploration for, and acquisition of, gold-bearing properties, principally in the Americas, Russia, Australia and Africa. The Company's products are gold and silver produced in the form of dor which is shipped to refineries for final processing.

Basis of presentation. The consolidated financial statements include the accounts of the Company and the more-than-50%-owned subsidiaries that it controls. The Company also includes its proportionate share of assets, liabilities, revenues and expenses of jointly controlled companies and joint ventures in which it has an interest. Effective December 31, 2001, the Company discontinued the consolidation of it's wholly-owned subsidiary company in Zimbabwe, which operates the Blanket mine. Extreme inflationary pressures within Zimbabwe, civil unrest and currency export restrictions have prevented the Company from exercising control over the Zimbabwean subsidiary (see Note 15).

Use of estimates. The preparation of the Company's consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management's estimates are made in accordance with mining industry practice. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, reclamation and environmental obligations, impairment of assets and useful lives used to compute depreciation, depletion and amortization. Actual results could differ from those estimates.

Translation of foreign currencies.
Domestic and foreign operations. The Company reports its financial statements in U.S. dollars, while the currency of measurement for the Company's operations varies depending upon location.

The currency of measurement for the Company's operations domiciled in Canada is the Canadian dollar. Canadian dollar amounts are translated to U.S. dollars for reporting purposes using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at average rates for the year. With the exception of Australia, the Company's non-Canadian subsidiaries and joint venture interests are self-sustaining operations whose economic activities are largely independent of those of the Company. The currency of measurement for the Company's self-sustaining operations in the United States and Chile is the U.S. dollar. Although the operations in Zimbabwe and Russia are self-sustaining, the temporal method is used to translate local currency amounts into U.S. dollars due to the highly inflationary economies in those countries. As mentioned above, the operations in Zimbabwe are no longer consolidated as of December 31, 2001. The temporal method is also used to translate the Company's operation in Australia which is considered to be an integrated foreign operation. Under the temporal method, all non-monetary items are translated at historical rates. Monetary assets and liabilities are translated at actual exchange rates in effect at the balance sheet date, revenues and expenses are translated at average rates for the year and gains and losses on translation are included in income.

The unrealized translation gains and losses on the Company's net investment in self-sustaining operations translated using the current rate method accumulate in a separate component of shareholders' equity, described in the consolidated balance sheet as cumulative translation adjustments. Such exchange gains and losses may become realized in the event of a disposition of the net investment in a self-sustaining operation, in which event an appropriate portion of the cumulative translation adjustment is recognized in income.

Foreign currency transactions. Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in income except for the unrealized gains or losses on long-term debt (including the debt component of the convertible debentures) which are deferred and amortized over the term of the debt (See Note 11).

Cash and cash equivalents. Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. The Company invests cash in term deposits maintained in high credit quality financial institutions.

Marketable securities. Marketable securities are carried at the lower of cost and quoted market value.

Inventories. Gold bullion and gold in process are valued at the lower of production cost and net realizable value. Mine operating parts and supplies are valued at the lower of cost and replacement cost.

Property, plant and equipment. Property, plant and equipment are recorded at cost. Costs associated with exploration properties are deferred, on a project basis, until the economic viability of the project is determined. Once commercial production is reached, the deferred costs of the project are amortized over their economic lives, on the basis described below.

Where the total reserves are not determinable because ore bearing structures are open at depth or are open laterally, which is currently the case at the Hoyle Pond mine (see Note 5), the straight-line method of amortization is applied over the estimated life of the mine which is currently 10 years.

Where the mine operating plan calls for production from well-defined ore reserves, the unit-of-production method of amortization is applied. Plant and equipment that have useful lives shorter than the mine life are depreciated on a straight-line or declining balance basis over their estimated useful lives of up to five years.

Property evaluations. Annually, or more frequently as circumstances require, the Company reviews and evaluates the recoverability of property, plant and equipment. Estimated future net cash flows, on an undiscounted basis, from each property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and mineral resources expected to be converted into mineral reserves. The inclusion of mineral resources is based on various circumstances, including but not limited to, the existence and nature of known mineralization, location of the property, results of recent drilling; and analysis to demonstrate the ore is commercially recoverable.), estimated future gold price realization (considering historical and current prices, price trends and related factors); and operating, capital and site restoration costs. Reductions in the carrying value of property, plant and equipment, with a corresponding charge to income, are recorded to the extent that the estimated future net cash flows are less than the carrying value.

Estimates of future cash flows are subject to risks and uncertainties. It is possible that changes could occur which may affect the recoverability of property, plant and equipment.

Long-term investments. Long-term investments in shares of investee companies, over which the Company has the ability to exercise significant influence, are accounted for using the equity method. The cost method is used for entities in which the Company owns less than 20% or cannot exercise significant influence. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is other than temporary, the investment is written down accordingly.

Financial instruments. The Company enters into derivative financial instrument contracts to manage certain market risks which result from the underlying nature of its business. The Company uses spot deferred contracts and fixed forward contracts to hedge exposure to commodity price risk for gold and silver; foreign exchange forward contracts to hedge exposure to fluctuations in foreign currency denominated revenues; and interest rate swaps to hedge exposure to changes in interest rates. The Company uses written gold call options to economically hedge exposure to commodity price risk for gold. Non-option derivative financial instruments are accounted for using the accrual method as management views the contracts as effective hedges and has designated the contracts as hedges of specific exposures. Hedge effectiveness is assessed based on the degree to which the cash flows on the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged.

Realized gains or losses on derivative contracts that qualify for hedge accounting are deferred and recorded in income when the underlying hedged transaction is recognized. The premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in income. Gains or losses (realized or unrealized) for derivative contracts which no longer qualify as hedges for accounting purposes or which relate to a hedged transaction that has been sold or terminated are recorded in income.

Gains on the early settlement of gold hedging contracts are recorded as deferred revenue on the balance sheet and included in income over the original delivery schedule of the hedged production.

Pension, post-retirement and post-employment benefits. Pension expense, based on management assumptions, consists of the actuarially computed costs of pension benefits in respect of the current year's service; imputed interest on plan assets and pension obligations; and straight-line amortization of experience gains and losses; assumption changes and plan amendments over the expected average remaining service life of the employee group.

In fiscal 2000, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") recommendation for costs of post-retirement and post-employment benefits other than pensions. The expected costs of post-retirement and post-employment benefits, other than pensions, to active employees are accrued for in the financial statements during the years employees provide service to the Company. As a result at January 1, 2000, a liability for post-retirement and post-employment benefits other than pension of $4.5 million was recorded and the deficit was correspondingly increased by $4.5 million.

Stock option plan. The stock option plan is described in Note 14. No compensation expense is recognized under this plan when shares or share options are issued to employees. Shares issued under this plan are recorded at the issue price. Any consideration paid by employees on exercise of stock options or purchases of stock is credited to common share capital.

Revenue recognition. The Company changed its accounting policy for revenue recognition effective January 1, 2001 such that revenue is recognized upon shipment to third-party gold refineries and title has passed to the customer. Previously, revenue was recognized when the production process was completed or when gold was poured in dor form at the mine. The Company retroactively adopted this new accounting policy and the prior periods have not been restated, as the net adjustment would not have a material impact on the reported amounts.

Site restoration. costs Estimated costs of site restoration are accrued and expensed over the estimated life of the mine on a unit-of-production basis. Ongoing environmental protection expenditures are expensed as incurred. Estimates of the ultimate site restoration costs are based on current laws and regulations and expected costs to be incurred, all of which are subject to possible changes thereby impacting current determinations.

Mineral exploration. Mineral exploration expenditures are charged to income as incurred. Property acquisition costs relating to exploration properties and expenditures incurred on properties identified as having development potential are deferred on a project basis until the viability of the project is determined. Costs associated with economically viable projects are depreciated and amortized in accordance with the policies described above. If a project is not viable, the accumulated project costs are charged to income in the year in which that determination is made.

Income and mining taxes. The provisions for income and mining taxes are based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired and liabilities assumed exist, the Company recognizes the future income tax assets and liabilities for the tax effects of such differences.

Future withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and associates to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

Per share information. Basic loss per common share has been calculated using the weighted average number of common shares outstanding during the year and reflects an adjustment for the increase in the equity component of the convertible debentures. For the years ended December 31, 2001, 2000, and 1999, conversion or exercise of the convertible debentures, convertible preferred shares of subsidiary company, redeemable retractable preferred shares, stock options and common share purchase warrants would have no dilutive effect.

New pronouncement. Effective January 1, 2001, the Company adopted retroactively the new CICA recommendations for calculating earnings per share. Under the new rules, the treasury stock method is used in assessing the dilutive effect of stock options on the diluted earnings per share. The adoption of the new rules had no effect on the reported amounts.

2000 and 1999 figures. Certain of the 2000 and 1999 figures have been reclassified to conform to the 2001 presentation.

2.   Business and Property Acquisitions

2001 During 2001, the Company acquired a further 12.4% interest in E-Crete, LLC ("E-Crete") from its partner by funding its partner's share of cash calls, thereby increasing its ownership interest to 85.9%.

On December 7, 2001, the Company completed the acquisition of a 100% interest in the George/Goose Lake gold project in the Nunavut Territories by issuing 4,000,000 common shares of the Company valued at $3.8 million.

The following is a summary of the 2001 acquisitions both of which were accounted for using the purchase method.

                                                                George/
                                                   E-Crete     Goose Lake      Total
Fair value ascribed to net assets acquired:
        Property, plant and equipment              $   1.7     $   3.8     $   5.5
        Less liabilities assumed                       0.5           -         0.5
                                                   $   1.2     $   3.8     $   5.0

Purchase price:
        Cash                                       $   1.2     $     -     $   1.2
        Common shares                                    -         3.8         3.8
                                                   $   1.2     $   3.8     $   5.0

2000 There were no business acquisitions during the year 2000.

1999 On February 26, 1999, the Company acquired 100% of La Teko Resources Ltd. ("La Teko"). The purchase price of $26.4 million was satisfied by the issuance from treasury of 10.5 million common shares of the Company and the payment of transaction costs of $0.5 million. The assets of La Teko included a 35% ownership interest in the True North property and on 100% ownership interest in the Ryan Lode property.

On March 1, 1999, the Company acquired 100% of Kershaw Gold Company, Inc. ("Kershaw") for $2.0 million, thereby increasing its ownership interest in the Haile Mining Venture from 62.5% to 100%.

On June 28, 1999, the Company acquired an additional 65% interest in the True North property in Alaska for cash of $28.1 million, thereby increasing its interest in the True North property to 100%.

On December 24, 1999, the Company acquired the Timmins assets of Royal Oak Mines Inc. ("Pamour") for cash of $4.7 million and assumed certain environmental reclamation liabilities on the historic producing areas. On December 31, 1999, the Company acquired a further 1.7% of Omolon Gold Mining Company ("Omolon") (in addition to the 53% interest acquired in 1998) for cash of $0.3 million.

The following is a summary of the 1999 acquisitions all of which were accounted for using the purchase method.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              Additional
                                                                                                    1.7%
                                                                                             interest in
                                                  La Teko     Kershaw    True North    Pamour     Omolon        Total
-----------------------------------------------------------------------------------------------------------------------------------
Fair value ascribed to net assets acquired:
  Property, plant and equipment                   $  26.3     $   2.0     $  28.1      $  8.0     $  1.3     $  65.7
  Other assets (including cash of $0.6 million)       0.1           -           -           -        1.1         1.2
-----------------------------------------------------------------------------------------------------------------------------------
  Total assets                                       26.4         2.0        28.1         8.0        2.4        66.9
  Less liabilities assumed                              -           -           -         3.3        2.1         5.4
-----------------------------------------------------------------------------------------------------------------------------------
                                                  $  26.4      $  2.0     $  28.1      $  4.7     $  0.3     $  61.5
===================================================================================================================================
Purchase price
  Cash                                            $   0.5      $  2.0     $  28.1      $  4.7     $  0.3     $  35.6
  Common shares                                      25.9           -           -           -          -        25.9
-----------------------------------------------------------------------------------------------------------------------------------
                                                  $  26.4      $  2.0     $  28.1      $  4.7     $  0.3     $  61.5
===================================================================================================================================

3.   Accounts Receivable

Accounts receivable are comprised of the following:
--------------------------------------------------------------------------------
                                                            2001           2000
--------------------------------------------------------------------------------
Taxes, interest and miscellaneous                      $     8.3     $     15.7
Due from joint venture partners                              5.5            4.6
--------------------------------------------------------------------------------
                                                       $    13.8     $     20.3
================================================================================

4.   Inventories

Inventories are comprised of the following:
--------------------------------------------------------------------------------
                                                            2001           2000
--------------------------------------------------------------------------------
Gold bullion and gold in process                       $    15.1     $     17.2
Mine operating parts and supplies                           27.3           37.4
--------------------------------------------------------------------------------
                                                       $    42.4     $     54.6
================================================================================

5.   Property, Plant and Equipment

The components of property, plant and equipment are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                              2001                               2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                          Accumulated                        Accumulated
                                                                 Cost,    depreciation,   Net     Cost,      depreciation,   Net
                                                                net of    depletion and   book    net of     depletion and   book
                                                              write-down  amortization    value   write-down amortization    value
------------------------------------------------------------------------------------------------------------------------------------
Producing properties
  Mineral properties                                           $   0.3     $     -       $   0.3   $   8.3    $     -      $   8.3
  Plant and equipment (amortized on a straight-line basis)       173.6        77.4          96.2     196.0       86.5        109.5
  Plant and equipment (amortized on unit-of-production basis)    615.2       305.8         309.4     684.4      301.9        382.5
Exploration properties                                             9.1           -           9.1       5.3          -          5.3
------------------------------------------------------------------------------------------------------------------------------------
                                                               $ 798.2     $ 383.2       $ 415.0   $ 894.0    $ 388.4      $ 505.6
====================================================================================================================================

During the year ended December 31, 2001, the Company disposed of certain mining assets with a cost base of $66.3 million and accumulated depreciation, depletion and amortization of $60.9 million and ceased to consolidate the Zimbabwe operations.

In addition, the difference in value arising from the repurchase of the Convertible Preferred Shares of Subsidiary Company of $25.7 million reduced the cost of property plant and equipment (see Note 14).

6.   Long-term Investments

The quoted market value of the Company's interest in long-term investments is $17.5 million as at December 31, 2001 (December 31, 2000 - $14.8 million).

7.   Joint Venture Interests

The Company conducts a portion of its business through joint ventures under which the ventures are bound by contractual arrangements establishing joint control over the joint ventures. The Company records its proportionate share of assets, liabilities, revenue and operating expenses of the joint ventures. As at December 31, 2001, the Company had interests in four joint venture projects.


(a) Kamgold Joint Stock Company The Company owns a 25% interest in, and the right to operate, Kamgold, a Russian joint stock company and is responsible for negotiating project financing. Since inception, the Company, had capitalized $6.4 million of acquisition costs and development expenditures. In light of depressed metal process and unsuccessful attempts to advance the project these costs were written off during 2000.

(b) Omolon Gold Mining Company The Company owns a 54.7% interest in Omolon, a Russian joint stock company, which operates the Kubaka mine located in eastern Russia. A 50% interest was acquired as a result of the Kinam Gold Inc. ("Kinam") acquisition, and additional interests of 3.0% and 1.7% were acquired in December 1998 and 1999, respectively (see Note 2).


(c) Compania Minera Maricunga The Company owns a 50% interest in Compania Minera Maricunga ("CMM"), a Chilean contractual mining company, which was acquired as a result of the Kinam acquisition. CMM owns the Refugio mine located in Central Chile. On June 1, 1999, the Company was appointed Operator of the Refugio mine and continues in that capacity. The Company provides services to CMM in the planning and conduct of exploration, development and mining, and related operations with respect to the Refugio Project Properties and the Refugio mine. The investment in CMM was written-off during 2000 (see Note 15).

(d) E-Crete, LLC The Company owns an 85.9% interest in E-Crete, an Arizona limited liability company. A 73.5% interest was acquired in 2000 by contributing assets and cash to the newly formed LLC. An additional 12.4% was acquired during 2001 by funding certain cash calls owed by the partner to the LLC. Project financing debt of $3.9 million has been guaranteed by the Company.

The following table summarizes information contained in the consolidated financial statements relative to these joint venture interests:

----------------------------------------------------------------------------------------------
                                                      2001           2000           1999
----------------------------------------------------------------------------------------------
Revenue                                         $     87.4     $     98.9     $    115.6
Operating costs                                       57.9           66.4           80.8
Depreciation, depletion and amortization              21.6           30.9           35.8
Exploration                                            2.1            2.4            1.8
Interest                                               3.6            6.0            7.0
Write-down of property, plant and equipment            -             42.6           16.9
----------------------------------------------------------------------------------------------
                                                      85.2          148.3          142.3
==============================================================================================

Income (loss) before taxes                      $      2.2     $    (49.4)    $    (26.7)
==============================================================================================

Current assets                                  $     30.2     $      56.6    $      65.3
Property, plant and equipment                         39.4           53.2           116.0
----------------------------------------------------------------------------------------------
                                                      69.6          109.8           181.3

Current liabilities                                   20.3           40.0            39.7
Long-term liabilities                                 13.1           33.2            53.3
----------------------------------------------------------------------------------------------
Net investment in joint ventures                $     36.2     $     36.6     $      88.3
==============================================================================================
Cash flow provided from operating activities    $     35.8     $     24.1     $      25.1
==============================================================================================
Cash flow used in investing activities          $      0.6     $      7.8     $      10.4
==============================================================================================

8.   Financial Instruments

The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policies approved by the Company's Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes.

(a) Commodity risk management The profitability of the Company is directly related to the market price of gold and silver. The Company uses spot deferred contracts and fixed forward contracts to hedge against changes in commodity prices for a portion of its forecasted gold and silver production. Spot deferred contracts are forward sale contracts with flexible delivery dates that enable management to choose to deliver into the contract on a specific date or defer delivery until a future date. If delivery is postponed, a new contract price is established based on the old contract price plus a premium (referred to as "contango"). The Company uses written call options to economically hedge exposure to changes in spot gold prices.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at December 31, 2001 are as follows:


----------------------------------------------------------------------------------
                             Spot Deferred                   Call         Average
                             Ounces Hedged    Average       Options       Strike
Expected Year of Delivery      '000 oz.        Price     Sold '000 oz.     Price
----------------------------------------------------------------------------------
2002                             113          $   271          50         $   340
2003                             100          $   270         100         $   320
2004                             100          $   270          50         $   340
----------------------------------------------------------------------------------
Total                            313                          200
==================================================================================

There were no silver commodity derivative contracts outstanding as at December 31, 2001. As at December 31, 2000, the Company had spot deferred contracts for 550,000 ounces of gold and call options sold for 450,000 ounces of gold.

In August 2000, the Company closed out 150,000 ounces of gold forward sales contracts that were designated as hedges for 2001 and realized a gain of $4.7 million. This gain was deferred and will be included in income over the original delivery schedule of the various contracts.

In February of 2001, the Company closed out 500,000 ounces of spot deferred contracts that were designated as hedges for 2001 to 2004 and realized proceeds of $21.1 million. This gain has been deferred and will be included in income over the original delivery schedule of the various contracts.

(b) Foreign currency risk management All sales revenues for the Company are denominated in U.S. dollars. The Company is exposed to currency fluctuations on expenditures which are denominated in Canadian dollars, Zimbabwe dollars, Russian rubles, Chilean pesos and other currencies. These potential currency fluctuations could have a significant impact on the cost of producing gold and the profitability of the Company. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future revenue flows.

As at December 31, 2001, the Company has foreign currency forward contracts to sell U.S. dollars and buy Canadian dollars of $24 million (2000 - $54 million) at an average exchange rate of CDN $1.4934 per U.S. dollar. These contracts mature over a 24 month period ending December 2003.

(c) Interest rate risk management The Company is exposed to interest rate risk as a result of its issuance of variable rate debt. There are no interest rate hedging transactions outstanding as at December 31, 2001.

(d) Energy price risk The Company is exposed to changes in crude oil prices as a result of diesel fuel consumption at its operating mines, primarily Fort Knox and Kubaka. The potential fluctuations in crude oil prices could have a significant impact on the cost of producing gold and the profitability of the Company. This risk is reduced, from time to time, through the use of crude oil forward purchase contracts to lock in firmly committed future operating costs.

As at December 31, 2001, the Company had agreements to buy 28,500 barrels of crude oil forward at a price of $20.83 per barrel. The fair value of these crude oil forward contracts approximates their carrying value at December 31, 2001.

(e) Credit risk management Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating. At December 31, 2001, the Company's gross credit exposure was $13.8 million (December 31, 2000 - $31.1 million).

(f) Fair values of financial instruments Carrying values for primary financial instruments, including cash and cash equivalents, bullion settlements and other accounts receivable, marketable securities, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt (other than convertible debentures and redeemable retractable preferred shares) approximates fair value primarily due to the floating rate nature of the debt instruments.

The fair value of the outstanding convertible debentures is based on the quoted market price of the debentures at the respective balance sheet dates and, as at December 31, 2001 and 2000, was approximately $71.8 million (CDN $114.3 million) and $57.3 million (CDN $85.9 million), respectively.

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at December 31. The following table represents the fair value
(loss) gain relating to derivative contracts outstanding as at December 31:

-------------------------------------------------------------------------------
                                                     2001           2000
-------------------------------------------------------------------------------
Gold and silver forward sales contracts (1)     $    (3.6)     $    10.7
Foreign currency contracts (2)                       (1.5)          (0.3)

(1) Based on a spot gold price of $277 and $273 as at December 31, 2001 and 2000, respectively.
(2) Based on a Canadian Dollar exchange rate of 1.5926 and 1.5002 at December 31, 2001, and 2000, respectively.

The fair value of written call options is now recorded in the financial statements at each measurement date.

9.   Long-Term Debt

---------------------------------------------------------------------------     -------------------------------
                                                                                   Principal repayment schedule
                                                                                        as at December 31, 2001
---------------------------------------------------------------------------     -------------------------------
                                     Interest rates        2000        2001        2002        2003        2004
---------------------------------------------------------------------------     -------------------------------
Kubaka project-financing debt           Variable        $  20.0     $   4.2     $   4.2     $     -     $     -
Kubaka subordinated debt                Variable            5.7           -           -           -           -
Fort Knox industrial revenue bonds      Variable           71.0        49.0        23.0        26.0           -
E-Crete project financing debt          Variable            2.8         3.3           -         3.3           -
Capital leases                          8.0%-9.5%          11.8         7.6         5.9         0.8         0.9
---------------------------------------------------------------------------     -------------------------------
                                                          111.3        64.1     $  33.1     $  30.1     $   0.9
                                                                                ===============================

Less current portion                                       31.5        33.1
---------------------------------------------------------------------------
                                                        $  79.8     $  31.0
===========================================================================

The European Bank for Reconstruction and Development ("EBRD") and the U.S. Overseas Private Investment Corporation ("OPIC") provided project-financing debt on the Kubaka mine. As at December 31, 1999, this debt was $67.5 million. In 2000, Omolon repaid $30.9 million and in 2001 repaid $28.9 million leaving $7.75 million outstanding to EBRD as at December 31, 2001 (December 31, 2000 - $36.6 million). The Company's 54.7% proportionate share of these obligations is $4.2 million as at December 31, 2001 (December 31, 2000 - $20.0 million). Interest on the project-financing debt is variable based upon LIBOR and as at December 31, 2001 is approximately 6.2% per annum (December 31, 2000 - 11.8%). The project-financing debt has become recourse solely to Omolon after completion tests were passed in late 1999. The project financing debt was originally scheduled to be repaid by December 15, 2001. However, the project financing debt loan has been extended until December 15, 2002, and EBRD has the right to extend the project financing debt an additional 12 months to December 15, 2003.

A bank licensed to do business in Russia provided subordinated debt to finance the Kubaka mine. This loan was secured by a letter of credit issued pursuant to the syndicated credit facility. During 2001, the Company repaid $5.7 million to fully satisfy the remaining balance of the loan and the guarantees and letters of credit were released.

The solid waste disposal facility at the Fort Knox mine was financed by $71.0 million of tax-exempt industrial revenue bonds. The variable rate bonds, maturing in May 2009, were issued by the Alaska Industrial Development and Export Authority and are supported by a letter of credit issued by the Company pursuant to the syndicated credit facility. The floating interest rate on the bonds was approximately 1.9% as at December 31, 2001 (December 31, 2000 - 4.5%). On April 4, 2001, the Company repaid $22.0 million of principal leaving a balance of $49.0 million outstanding. On January 2, 2002, the Company repaid $9.0 million of principal leaving a balance outstanding of $40.0 million.

In March 2000, the Company arranged a syndicated credit facility for $110.0 million. The primary purpose of this facility is to provide credit support that enables the Company to issue letters of credit on the Fort Knox Industrial Revenue bonds. This facility matures in January 2003 and as a result, the debt supported by these letters of credit has been shown as maturing at the same time as the facility. Management will agressively remarket this facility and expects to extend the maturity date of the $30.0 million final balance. During the life of the credit facility the Company must either reduce its letters of credit according to an agreed upon amortization schedule or post cash in order to defease the debt. The assets of the Fort Knox mine have been pledged as collateral under this credit facility (Note 17).

Loan Amortization Schedule

--------------------------------------------------------------------------------
Date                                 Amortization        Credit Facility Balance
--------------------------------------------------------------------------------
December 2000                         $       -                $     90.0
February 2001                              20.0                      70.0
January 2002                               20.0                      50.0
June 2002                                  20.0                      30.0
January 2003                   Facility expires                  -

As at December 31, 2001, the loan facility had been reduced to $59.0 million. The letters of credit issued at December 31, 2001 were as follows:

--------------------------------------------------------------------------------
Amount     Purpose
--------------------------------------------------------------------------------
$49.9      Credit Support for Fort Knox industrial revenue bonds
  3.9      Credit Support E-Crete project financing
  5.2      Reclamation and other obligations
--------------------------------------------------------------------------------
$59.0
================================================================================

On January 2, 2002, the Company repaid $9.0 million of principal against the Industrial Revenue Bonds. Consequently, the letter of credit supporting those bonds was reduced by $9.2 million bringing the total letters of credit outstanding down to $49.8 million.

The Company has capital leases for certain production equipment at its various operations. Interest on these leases ranges from 8.0%-9.5% per annum.

In May 2000, E-Crete arranged a project finance loan which enabled it to finance construction of its first production plant in Phoenix, Arizona. The loan facility is guaranteed by a letter of credit issued pursuant to the syndicated credit facility.

10.  Site Restoration Costs

Although the ultimate amount of site restoration costs is uncertain, the Company estimates this obligation at $72.9 million based on information currently available including closure plans and applicable regulations. As at December 31, 2001, the Company has accrued $55.6 million of this estimated obligation (December 31, 2000 - $57.2 million). In addition, the Company has posted bonds and letters of credit totaling $57.3 million as requested by various regulatory agencies. In view of uncertainties concerning future site restoration costs, ultimate costs could differ from the estimated amounts. Future changes, if any, in regulations and cost assumptions may be significant and will be recognized when applicable.

11.  Convertible Debentures

On December 5, 1996, the Company issued unsecured subordinated convertible debentures in the aggregate principal amount of $146.0 million (CDN $200.0 million). The debentures bear interest at 5.5% per annum, mature on December 5, 2006 and, at the holders' option, are convertible into common shares of the Company at a conversion price of CDN $13.35 per share, being a rate of 74.906 common shares per CDN $1,000 principal amount of debentures. Interest is payable in cash; however, the Company has the right to settle the principal amount by the issuance of common shares. The debentures were redeemable after June 30, 2000 until December 31, 2001 at par plus accrued and unpaid interest under certain conditions relating to the price of the common stock. On or after December 31, 2001, the debentures are redeemable at par plus accrued and unpaid interest. No debentures were redeemed in either 2000 or 2001. The Company may, at its option, elect to satisfy its obligation to pay the principal amount of the debentures upon redemption or at maturity by issuing and delivering to the holders, for each $1,000 principal amount of debentures, that number of common shares obtained by dividing such amount by 95% of the weighted average trading price of the common shares on The Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day prior to the date that the requisite notice of such election is given.

The debentures are being accounted for in accordance with their substance and are presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component has been calculated as the present value of the required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. Interest expense is determined on the debt component, such component being reduced by the required semi-annual interest payments. The difference between the debt component and the face value of the debentures is classified as equity, net of issue costs adjusted for income taxes. The equity component of the debentures, net of the value ascribed to the holders' option, is increased over the term to the full face value by charges to retained earnings (deficit).

The debentures are denominated in Canadian dollars. As a result of changes in the exchange rate between the U.S. and Canadian dollars, the U.S. dollar equivalent of the debt component has been reduced. This unrealized foreign exchange gain is being deferred and included in income over the term of the debentures. Accordingly, included in the debt component of the debentures at December 31, 2001 is a deferred unrealized foreign exchange gain totalling $2.2 million (December 31, 2000 - $1.7 million).

During 2000, the Company bought back $0.15 million (CDN $0.2 million) principal amount of the debentures for $0.07 million (CDN $0.1 million). None were bought back in 2001.

As at December 31, 2001, the outstanding principal amount of the debentures was $122.8 million (CDN $195.6 million) (December 31, 2000 - $130.4 million (CDN $195.6 million)).

12.  Redeemable Retractable Preferred Shares

As at December 31, 2001 and 2000, 384,613 redeemable retractable preferred shares are outstanding and held by a senior officer and director of the Company.

The holder of the redeemable retractable preferred shares is entitled to receive a CDN $0.80 per share fixed cumulative annual preferential cash dividend, payable in equal quarterly installments and, is entitled at any time to convert all or any part of the redeemable retractable preferred shares into common shares on the basis of 8.2555 common shares for each redeemable retractable preferred share so converted, subject to anti-dilution adjustments. The Company may at any time redeem, upon a minimum thirty day notice, all or any part of the redeemable retractable preferred shares at a price of CDN $10.00 per share, together with unpaid dividends accrued to the date of redemption. The holder of the redeemable retractable preferred shares is entitled to require the Company to redeem for cash all or any part of the redeemable retractable preferred shares at this price. On July 27, 2000, the Company suspended the payment of dividends on the redeemable retractable preferred shares. As at December 31, 2001, $0.3 million of cumulative dividends are accrued and included in accounts payable and accrued liabilities.

13.  Convertible Preferred Shares of Subsidiary Company

The convertible preferred shares of subsidiary company comprise 1,840,000 shares of $3.75 Series B Convertible Preferred Shares of Kinam ("Kinam Preferred Shares"). The Kinam Preferred Shares are convertible into common shares of the Company at a conversion price of $10.3073 per share (equivalent to a conversion rate of 4.8512 common shares for each preferred share), subject to adjustment in certain events.

The Kinam Preferred Shares are redeemable at the option of the Company at any time on or after August 15, 1997, in whole or in part, for cash initially at a redemption price of $52.625 per share declining ratably annually to $50.00 per share on or after August 15, 2004, plus accrued and unpaid dividends. Annual cumulative dividends of $3.75 per share are payable quarterly on each February 15, May 15, August 15 and November 15, as and if declared by Kinam's Board of Directors.

On July 12, 2001, the Company acquired 945,400 Kinam Preferred Shares in exchange for 24,186,492 common shares of the Company (Note 14), leaving 894,600 owned by non-controlling shareholders.

No dividends were paid on the Kinam Preferred Shares during 2001 (2000 - $3.4 million). Due to low gold prices and reduced cash flow from operations, dividend payments on these shares were suspended in August 2000 and continue to remain suspended. The cumulative dividends in arrears on the Kinam Preferred Shares owned by non-controlling shareholders of $5.1 million as at December 31, 2001 have been accrued and included in the carrying value of the convertible preferred shares of subsidiary company.

If all of the Kinam Preferred Shares owned by non-controlling shareholders were converted, an additional 4,339,884 common shares of the Company would be issued.

14.  Common Share Capital
The authorized share capital of the Company is comprised of an unlimited number of common shares.

A summary of common share transactions for the three years ended December 31, 2001 is as follows:

------------------------------------------------------------------------------------------------------------------------------
                                                         2001                      2000                      1999
------------------------------------------------------------------------------------------------------------------------------
                                                Number of                 Number of                 Number of
                                                   shares     Amount         shares     Amount         shares     Amount
                                                (millions)                (millions)                (millions)
------------------------------------------------------------------------------------------------------------------------------
Balance, January 1,                               300.9     $  913.2        300.3     $  920.3        292.6     $  904.2
Issued:
    Upon acquisition of Kinam preferred shares     24.2         23.2            -            -            -            -
    Pursuant to the La Teko acquisition             -              -            -            -         10.5         25.9
    Under restricted share plan                     0.1          0.1            -            -            -            -
    Under employee share purchase plan              1.2          0.8          2.1          1.8          0.9          2.0
    Upon buy-back of common shares under
       normal course issuer bid                      -             -         (3.5)       (10.3)        (3.7)       (11.8)
    Upon the acquisition of George/Goose Lake
           Gold Project                             4.0          3.8            -            -            -            -
    Private placement for cash                      4.3          4.6          2.0          1.4            -            -
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,                             334.7     $  945.7        300.9   $    913.2        300.3     $  920.3
==============================================================================================================================

On July 12, 2001, the Company issued 24,186,492 common shares valued at $23.2 million to acquire 945,400 Kinam Preferred Shares plus rights to accrued but unpaid dividends with a book value of $48.9 million (Note 13). The $25.7 million difference in value associated with this transaction was applied against the carrying values of certain property, plant and equipment.

On September 27, 2001, the Company issued 2,000,000 flow-through common shares under a private placement transaction, for cash consideration of $2.1 million. On December 10, 2001 an additional 2,250,000 flow-through common shares were issued under a private placement transaction for cash consideration of $2.5 million.

On December 14, 2001, the Company issued 4,000,000 common shares to acquire a 100% interest in the George/Goose Lake gold project in Nunavut valued at $3.8 million.

On December 22, 2000, the Company issued 2,000,000 flow-through common shares under a private placement transaction, for cash consideration of $1.4 million. During the years 2000 and 1999, the Company initiated normal course issuer bids for the purchase of common shares of the Company. The excess of the stated capital of the shares purchased over their cost has been recorded as contributed surplus as follows:
--------------------------------------------------------------------------------
                Number of
            common shares
                purchased             Cost of        Stated       Contributed
                (millions)        acquisition       capital           surplus
--------------------------------------------------------------------------------
2000               3.5          $    5.3         $    10.3        $    5.0
1999               3.7          $    7.5         $    11.8        $    4.3

On February 26, 1999, the Company issued 10.5 million common shares pursuant to the La Teko acquisition.

Share Purchase Plan The Company has an employee share purchase plan whereby employees of the Company have an opportunity to purchase common shares. The plan allows employees' to contribute up to a maximum of 10% of their base annual salary. In addition, the Company matches the employees' contributions. Quarterly, the Company issues from treasury common shares equal to the employees' contribution and the Company's contribution. The common shares are purchased based on the average of the last twenty trading sessions prior to the end of the quarter. The Company issued from treasury 1.2 million common shares pursuant to the plan during 2001 (2000 - 2.1 million).

Restricted Share Plan On February 15, 2001, the Company approved the adoption of a restricted share plan. The restricted share plan provides that restricted share rights may be granted to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past services. A restricted share right is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. The maximum number of common shares issuable under the restricted share plan is currently 1,000,000. A participant of this plan would have the right to receive cash instead of restricted shares upon exercise of the restricted share rights. As at December 31, 2001, the Company had no restricted share rights outstanding.

Stock Option Plan The Company has a stock option plan for directors, officers and employees, enabling them to purchase common shares. The total number of options outstanding at any time cannot exceed 10% of the total number of outstanding common shares. Each option granted under the plan is for a maximum term of five years and options granted before July 20, 2000 are exercisable as to 33.33% each year, commencing one year after the date of grant. Options granted from July 20, 2000 to September 19, 2001 are exercisable 50% immediately and 50% on or after the first anniversary date of such grant. Options granted to the Chairman, President and Directors, subsequent to September 19, 2001 are exercisable as to 33.33% each year commencing one year after the date of grant. Options granted to all other officers and employees, subsequent to September 19, 2001, are exercisable as to 50% each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the most recent closing price of the common shares at the date of grant. The stock options outstanding at December 31, 2001 expire at various dates to September 20, 2006. As at December 31, 2001, 0.6 million common shares, in addition to those outstanding at year end, were available for granting of options.

A summary of the Company's outstanding stock option transactions is as follows:

-------------------------------------------------------------------------------------------
                                                    2001          2000          1999
                                                 (millions)    (millions)    (millions)
-------------------------------------------------------------------------------------------
Outstanding at beginning of year                    11.3          10.5           8.4
Exercised                                              -             -             -
Granted                                              1.4           3.6           2.1
Exchanged pursuant to the La Teko acquisition          -             -           0.6
Cancelled                                           (1.0)         (2.8)         (0.6)
-------------------------------------------------------------------------------------------
Outstanding at end of year                          11.7          11.3          10.5
===========================================================================================

         The following table summarizes information about the stock options outstanding at December 31, 2001:
--------------------------------------------------------------------------    --------------------------
                                                       Options outstanding           Options exercisable
--------------------------------------------------------------------------    --------------------------
                                                                                   Number
                                  Number             Weighted                 exercisable
                          outstanding as              average     Weighted          as at       Weighted
                             at December            remaining      average       December        average
                                31, 2001          contractual     exercise       31, 2001       exercise
Range of exercise prices          (000's)                life        price         (000's)         price
--------------------------------------------------------------------------    --------------------------
$0.65 -$2.00                       6,958    3 years, 167 days        $1.05          3,372          $0.70
$2.01 -$4.00                       4,580     1 year, 102 days        $2.60          4,565          $2.60
$4.01 -$10.93                        212    2 years, 157 days        $6.89            212          $6.89

Common Share Purchase Warrants There were 8.8 million common share purchase warrants issued in 1998 to Cyprus Amax as part of the Kinam acquisition which expired on June 1, 2001 without being exercised.

15.  Write-down of Property, Plant and Equipment
The Company periodically reviews the carrying values of its portfolio of mining properties and advanced stage exploration properties. Through this process the Company determined that the following assets had been impaired and therefore have been written down to their estimated recoverable amount.

The components of the write-down are as follows:
--------------------------------------------------------------------------------
                                                2001         2000          1999
--------------------------------------------------------------------------------
Fort Knox mine                              $      -     $      -     $   108.8
Kubaka mine                                        -            -          10.7
Refugio mine                                       -         36.1          11.2
Denton-Rawhide mine                                -            -          10.0
Goldbanks property                                 -            -          27.7
Blanket mine                                    11.8            -             -
Non-core assets                                  4.3         36.0          16.5
--------------------------------------------------------------------------------
                                            $   16.1     $   72.1     $   184.9
================================================================================

The 2001 fourth quarter review was performed using a gold price assumption of $300 per ounce.

In the fourth quarter of 2001, following a comprehensive review of its mining properties on the basis set out in Note 1, the Company determined that the estimated cost to reclaim the DeLamar mine was insufficient and required a further $4.3 million accrual. In addition, as a result of the extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and the current civil unrest, the Company has recorded a write-down of the carrying value of the Blanket mine by $11.8 million (including cash of $1.5 million). Furthermore, the current political situation in Zimbabwe and the related social and economic instability have prevented the Company from continuing to exercise control of its subsidiary in Zimbabwe, which operates the Blanket mine. Consequently, the imposition of severe foreign exchange and currency export restrictions and the uncertainty as to whether the Zimbabwean subsidiary had the ability to distribute its earnings, the Company has discontinued the consolidation of the Zimbabwean subsidiary effective December 31, 2001. The investment in the subsidiary is nil following the write-down of the Blanket mine described above.

In the fourth quarter of 2000, following a comprehensive review of its mining properties on the basis set out in Note 1, the Company determined that the net recoverable amounts of the Refugio mine and other non-core assets and development projects (principally Aginskoe, DeLamar, Macassa, Guanaco, Sleeper, QR and Hayden Hill) were less than the net book value of the related assets. As a result of this review, the Company recorded a pre-tax write-down totaling $72.1 million to write-down these mining properties and other development projects and non-core assets to their estimated recoverable amounts. The 2000 fourth quarter review was performed using a gold price assumption of $300 per ounce.

In the fourth quarter of 1999, following a comprehensive evaluation of its mining properties on the basis set out in Note 1, the Company determined that the net recoverable amounts of the Fort Knox, Kubaka, Refugio, and Denton-Rawhide mines were less than the net book value of the related assets. As a result of this review, the Company recorded a pre-tax write-down totalling $184.9 million to write-down these mining properties and other development projects and non-core assets to their estimated recoverable amounts. The 1999 fourth quarter review was performed using a gold price assumption of $300 per ounce.

16.  Income and Mining Taxes
(a)  The provision for (recovery of) income and mining taxes is as follows:
--------------------------------------------------------------------------------
                                                    2001        2000        1999
--------------------------------------------------------------------------------
Income taxes
     Current
            Canada (i)                           $   0.2     $   0.3     $   0.3
            Foreign                                  2.7         4.1         2.6
     Future
            Canada                                     -           -           -
            Foreign                                    -           -           -
Mining taxes
     Current - Canada                                  -           -           -
     Future - Canada                                   -        (3.5)          -
--------------------------------------------------------------------------------
                                                 $   2.9     $   0.9     $   2.9
================================================================================
(i)  Represents Large Corporations Tax.

(b) The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:
--------------------------------------------------------------------------------
                                                    2001        2000        1999
--------------------------------------------------------------------------------
Combined statutory income tax rate               (41.1%)     (42.0%)     (43.0%)
Increase (decrease) resulting from:
        Mining taxes                                   -        (2.9)          -
        Resource allowance and depletion             4.7         0.2         0.1
        Difference in foreign tax rates             10.2        12.0         9.8
        Non-recognition of benefit of losses        35.7        33.1        31.3
        Other                                        0.6         0.4         3.1
--------------------------------------------------------------------------------
Effective tax rate                                  10.1%        0.8%       1.3%
================================================================================
(c) At December 31, 2001, the Company has Canadian net operating loss carryforwards of approximately $20.3 million which expire in 2006 to 2008.

(d) At December 31, 2001, the Company has U.S. net operating losses carryforward of approximately $244.5 million and alternative minimum tax net operating losses of approximately $153.5 million expiring in 2004 through 2021. The use of the U.S. losses carryforward will be limited in any given year as a result of previous changes in ownership of the Company.

(e) At December 31, 2001, the Company has Chilean net operating losses carryforward of approximately $131.8 million which do not expire.

(f) At December 31, 2001, the Company has Australian net operating losses carryforward of approximately $8.1 million which do not expire.

(g) The following information summarizes the principal temporary differences and the related future tax effect.
--------------------------------------------------------------------------------
                                               2001        2000        1999
--------------------------------------------------------------------------------
Future tax assets
        Accrued expenses and other          $   4.4     $   5.1     $   1.8
        Site restoration cost accruals          5.9        10.5        10.8
        Deferred revenue                          -         1.4         3.3
        Alternative minimum tax credits         8.0         5.7         9.5
        Non-capital loss carryforwards        123.7       129.1       103.8
        Inventory capitalization                0.2         0.5         1.9
--------------------------------------------------------------------------------
        Gross future tax assets               142.2       152.3       131.1
Future tax liabilities
        Property, plant and equipment          41.9        20.0        29.6
--------------------------------------------------------------------------------
        Gross future tax liabilities           41.9        20.0        29.6
--------------------------------------------------------------------------------
                                              100.3       132.3       101.5
Valuation allowance                           103.6       135.8       108.8
--------------------------------------------------------------------------------
Net future tax liabilities                  $   3.3     $   3.5     $   7.3
================================================================================

17.  Segmented Information

The Company operates five gold mines: Hoyle Pond, located in Ontario; Kubaka (54.7% ownership), located in Russia; Fort Knox, located in Alaska; Blanket, located in Zimbabwe and Refugio, located in Chile.

In addition to its producing gold mines, the Company has an 85.9% interest in E-Crete, a producer of aerated concrete, and several other gold mining assets in various stages of reclamation, closure, care and maintenance and development, and two corporate offices in Canada and the United States. The accounting policies used by these segments are the same as those described in the Summary of Significant Accounting Policies (see Note 1).

As the products and services in each of the reportable segments, except for the corporate activities, are essentially the same, the reportable segements have been determined at the level where decisions are made on the allocation of resources and capital, and where complete internal financial statements are available.

------------------------------------------------------------------------------------------------------------------------------------
                                                             Reportable Operating Segments
------------------------------------------------------------------------------------------------------------
                                                                                 Blanket                        Corporate
                                        Hoyle     Kubaka    Fort Knox       (See Note 15)   Refugio   E-Crete   and Other(c)   Total
------------------------------------------------------------------------------------------------------------------------------------
As at and for the year ended
    December 31, 2001

Mining revenue                         $ 41.7     $ 67.8     $ 109.0             $ 13.3     $ 18.4    $   -      $ 19.9     $ 270.1
Interest income                             -        2.2           -                0.1          -        -         2.9         5.2
Interest expense                            -        2.0         3.6                  -        0.4      0.3         2.8         9.1
Depreciation, depletion and
   amortization                          13.2       24.0        42.9                2.3          -      1.1         2.3        85.8
Segment (loss) profit(a)                 (0.7)       8.7       (20.9)             (10.8)       1.7     (3.9)       (2.0)      (27.9)
Segment assets                           86.6       70.3       324.3                  -        7.0      8.5        80.9(b)    577.6
Capital expenditures                      7.9        0.4        20.2                1.1          -      0.1         0.7        30.4

As at and for the year ended
    December 31, 2000

Mining revenue                         $ 38.4     $ 67.7     $ 102.8             $  9.3     $ 23.8    $   -      $ 29.0     $ 271.0
Interest income                             -        2.1           -                0.5          -        -         6.6         9.2
Interest expense                            -        3.5         5.7                  -        0.7        -         4.4        14.3
Depreciation, depletion and
   amortization                          13.1       30.8        31.9                2.2        3.9        -        11.3        93.2
Segment (loss) profit(a)                 (8.3)       2.2        (9.7)              (1.3)     (40.3)    (1.3)      (42.5)     (101.2)
Segment assets                           96.8      122.6       345.0               12.0        9.4      7.9       106.3(b)    700.0
Capital expenditures                     13.9        0.1        17.6                1.5        3.2      4.3         1.0        41.6

As at and for the year ended
    December 31, 19998

Mining revenue                       $      38.1    $   71.0    $   98.3    $   10.3    $   25.2        -       $   61.1    $ 304.0
Interest income                              -          3.0         0.3         0.7         0.1         -           6.8        10.9
Interest expense                             -          5.4         5.7         -           0.8         -           3.9        15.8
Depreciation, depletion and amortization     12.2       35.9        43.9        1.0         4.9         -           13.0      110.9
Write-down of mineral properties              -         10.6        108.8       -           11.2        -           54.3      184.9
Segment (loss) profit(a)                     (2.9)      (13.5)      (129.2)     1.7         (17.5)      -           (64.7)   (226.1)
Segment assets                               102.7      148.3       357.7       8.7         47.1        -           217.9(b)  882.4
Capital expenditures                         18.6       1.1         9.5         0.9         8.0         -           5.9        44.0

(a) segment (loss) profit includes the write-down of property, plant and equipment.

(b) includes $64.4 million (2000 - $53.4 million, 1999 - $86.5 million) in cash and cash equivalents held at the Corporate level.

(c)  includes Corporate and other non-core mining operations.

                                 Reconciliation of reportable operating segment loss to net loss for the year:
--------------------------------------------------------------------------------------------------------------
                                                                         2001           2000           1999
--------------------------------------------------------------------------------------------------------------
Segment loss                                                        $   (25.9)     $   (58.7)     $  (161.4)
Add (deduct) items not included in segment loss:
Corporate and other                                                      (2.0)         (42.5)         (64.7)
--------------------------------------------------------------------------------------------------------------
                                                                        (27.9)        (101.2)        (226.1)
Gain on sale of assets                                                    1.2            4.1            0.1
Share in loss of investee companies                                      (2.2)          (8.1)          (0.3)
Write-down of marketable securities and long-term investments               -          (13.1)          (4.6)
Provision for income and mining taxes                                    (2.9)          (0.9)          (2.9)
Dividends on convertible preferred shares of subsidiary company          (5.1)          (6.9)          (6.9)
--------------------------------------------------------------------------------------------------------------
Net loss for the year                                               $   (36.9)     $  (126.1)     $  (240.7)
==============================================================================================================

Enterprise-wide disclosure:
Geographic information:

-------------------------------------------------------------      ----------------------
                                                                                Property,
                                               Mining revenue         plant and equipment
-------------------------------------------------------------      ----------------------
                             2001          2000          1999          2001          2000
-------------------------------------------------------------      ----------------------
United States            $  123.3      $  123.9      $  134.1      $  289.8      $  339.2
Russia                       67.8          67.7          71.0          31.0          53.2
Chile                        18.7          28.1          31.7             -             -
Other                        13.3           9.3          10.3           5.3          15.4
-------------------------------------------------------------      ----------------------
      Total foreign         223.1         229.0         247.1         326.1         407.8
Canada                       47.0          42.0          56.9          88.9          97.8
-------------------------------------------------------------      ----------------------
      Total              $  270.1      $  271.0      $  304.0      $  415.0      $  505.6
=============================================================      ======================

18.  Employee Pension and Retirement Plans
Defined Contribution Pension and Retirement Plans:

The Company has several defined contribution pension and retirement plans covering substantially all employees in North America and certain foreign countries. Under these plans the Company either contributes a set percentage of the employees salary into the plan or matches a percentage of the employees contributions. The employees are able to direct the contributions into a variety of investment funds offered by the plans. Company contributions to these plans amounted to $2.1 million in 2001, $2.2 million in 2000, and $2.3 million in 1999.

Defined Benefit Pension Plans:

In Canada, the Company has a defined benefit pension plan covering the hourly employees of the Macassa mine. The plan is currently in the process of being wound up as of November 30, 2002. No further benefit will be earned by employees under that plan.

In the United States, defined benefit plans cover former employees of the Candelaria and DeLamar mines, and certain U.S. employees of the mines previously owned by Kinam. Prior to the Kinam acquisition, all employees in the U.S. employed by Kinam were covered by a non-contributory defined benefit pension plan. That plan was frozen on June 1, 1998 and all active employees were transferred into the Company's defined contribution pension plan. Benefits under these plans are based on either the employee's compensation prior to retirement or stated amounts for each year of service with the Company. The Company makes annual contributions to the plans in accordance with applicable provincial legislation for the Canadian plan and the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) for U.S. plans.

Net annual pension expense includes the following components:
--------------------------------------------------------------------------------
                                              2001           2000           1999
--------------------------------------------------------------------------------
Service cost                               $   0.1        $   0.1        $   0.1
Interest cost                                  0.7            0.7            0.7
Expected return on assets                    (0.8)          (0.8)          (0.3)
--------------------------------------------------------------------------------
Net periodic expense                      $     -        $     -        $   0.5
================================================================================

       The following table summarizes the change in benefit obligations:
--------------------------------------------------------------------------------
                                                             2001          2000
--------------------------------------------------------------------------------
Benefit obligation, beginning of year                    $   10.8      $    9.9
Service cost                                                  0.1           0.1
Interest cost                                                 0.7           0.7
Actuarial loss                                                0.6           0.7
Benefits paid                                                (0.6)         (0.6)
--------------------------------------------------------------------------------
Benefit obligation, end of year                          $   11.6      $   10.8
================================================================================


 The following table summarizes the funded status of the plans and the related amounts recognized in the Company's financial statements at December 31:
--------------------------------------------------------------------------------
                                                             2001          2000
--------------------------------------------------------------------------------
Projected benefit obligations                            $   11.6      $   10.8
Plan assets at fair value                                   (10.3)         (9.6)
--------------------------------------------------------------------------------
Plan assets less than projected benefit obligations           1.3           1.2
Unrecognized net gain (loss)                                 (0.9)          0.3
--------------------------------------------------------------------------------
Accrued pension liability                                $    0.4      $    1.5
================================================================================


    The following table summarizes the change in fair value of plan assets:
--------------------------------------------------------------------------------
                                                             2001          2000
--------------------------------------------------------------------------------
Fair value of plan assets, beginning of year              $   9.6       $   9.0
Actual return                                                 0.4           0.5
Employer contributions                                        1.0           0.8
Benefits paid                                                (0.6)         (0.6)
Other                                                        (0.1)         (0.1)
--------------------------------------------------------------------------------
Fair value of plan assets, end of year                    $  10.3       $   9.6
================================================================================


The following assumptions were used in calculating the funded status of the plans at December 31 and the pension cost for the subsequent year:
--------------------------------------------------------------------------------
                                                             2001          2000
--------------------------------------------------------------------------------
Expected long-term rate of return on assets                  7.5%          8.0%
Discount rate                                                7.0%          7.5%
Rate of increase in compensation levels                       n/a           n/a

19.  Post-retirement Benefits Other Than Pensions

The Company also provides certain health care and life insurance benefits to retired employees in the United States. The post-retirement health care plans are contributory in certain cases based upon years of service, age, and retirement date. The Company does not fund post-retirement benefits other than pensions and may modify plan provisions at its discretion. Net periodic post-retirement costs for the years ended December 31, 2001 and 2000 were insignificant.

The following table sets forth the status of the plans and the related amounts recognized in the Company's financial statements at December 31:

--------------------------------------------------------------------------------------------------------
                                                                                    2001         2000
-------------------------------------------------------------------------------------------------------
Accumulated post-retirement benefit obligation:
        Retirees                                                                $    2.8      $   2.5
        Active plan participants                                                       -            -
-------------------------------------------------------------------------------------------------------
Total accumulated post-retirement benefit obligation                                 2.8          2.5
Plan assets at fair value                                                              -            -
-------------------------------------------------------------------------------------------------------
Accumulated post-retirement benefit obligation in excess of plan assets             (2.8)        (2.5)
Unrecognized prior service cost                                                        -            -
Unrecognized net loss (gain)                                                         0.1         (0.1)
-------------------------------------------------------------------------------------------------------
Accrued post-retirement benefit cost                                            $   (2.7)     $  (2.6)
=======================================================================================================

The accumulated post-retirement benefit obligation was determined using a weighted average annual discount rate of 7.0% in 2001 and 7.75% in 2000. The assumed health care trend rate for 2001 is 10.65% declining gradually to 5.50% in 2017 when Company costs associated with the plan are capped. A 1% increase in the health care cost trend rate used would have resulted in an insignificant increase in the 2001 post-retirement benefit cost and the accumulated benefit obligation at December 31, 2001.

Post-employment Benefits The Company has a number of post-employment plans covering severance, disability income, and continuation of health and life insurance for disabled employees. At December 31, 2001 and 2000, the Company's liability for post-employment benefits totaled $1.5 million and $2.4 million, respectively, and is included in other liabilities.

20. Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP") which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").


                                          Material variations between financial statement items under CDN GAAP and the amounts determined using U.S. GAAP are as follows:

                                          Consolidated Balance Sheets:
------------------------------------------------------------------------------------------------------------------------------------
                                                                    Deferred            Debt                                  Equity
                                                        Property,    charges       component                               component
                                 Long-term  Marketable  plant and  and other  of convertible         Other  Deferred  of convertible
                               investments  securities  equipment     assets      debentures   liabilities   revenue      debentures
------------------------------------------------------------------------------------------------------------------------------------
As at December 31, 2001
   under CDN GAAP               $  12.9     $  1.5      $ 415.0    $  11.0       $  28.1        $   -        $  9.6        $ 124.8

Recognition of deferred
   exchange  gains on
   convertible debentures (a)         -          -           -          -             -             -            -           (20.2)

Elimination of the effects of
   recognition of the equity
   component of convertible
   debentures (a)                     -          -            -        0.5          94.7            -            -          (104.6)

Additional  write-down of
   property, plant and
   equipment under U.S.
   GAAP (b)                           -          -        (60.5)         -             -            -            -              -

Reduction in depreciation,
   depletion and amortization
   under U.S. GAAP (b)                -          -         17.9          -             -            -            -              -

Reversal of  1991 deficit
   elimination (c)                    -          -            -          -             -            -           -               -

Unrealized gains on marketable
   securities and long-term
   investments (d)                  4.6        0.3            -          -             -            -           -               -

Adoption of SFAS 133 (e)              -          -            -          -             -          4.6        (9.6)              -

Premium on flow-through
     shares issued (f)                -          -            -          -             -          1.1           -               -
------------------------------------------------------------------------------------------------------------------------------------
As at December 31, 2001
     under U.S. GAAP            $  17.5     $  1.8      $ 372.4    $  11.5       $ 122.8        $ 5.7      $    -         $     -
====================================================================================================================================


                                          Consolidated Balance Sheets:
--------------------------------------------------------------------------------
                                                          Common           Other
                                                           share   comprehensive
                                           Deficit       capital          income
--------------------------------------------------------------------------------
As at December 31, 2001
   under CDN GAAP                          $ (726.0)     $ 945.7       $  -

Recognition of deferred
   exchange  gains on
   convertible debentures (a)                  20.2          -            -

Elimination of the effects of
   recognition of the equity
   component of convertible
   debentures (a)                              10.4          -            -

Additional  write-down of
   property, plant and
   equipment under U.S.
   GAAP (b)                                   (60.5)         -            -

Reduction in depreciation,
   depletion and amortization
   under U.S. GAAP (b)                         17.9          -            -

Reversal of  1991 deficit
   elimination (c)                             (5.3)         5.3          -

Unrealized gains on marketable
   securities and long-term
   investments (d)                               -           -           4.9

Adoption of SFAS 133 (e)                       (3.9)         -           8.9

Premium on flow-through
     shares issued (f)                           -          (1.1)         -
--------------------------------------------------------------------------------
As at December 31, 2001
     under U.S. GAAP                        $(747.2)     $ 949.9       $13.8
================================================================================



Consolidated balance sheets:

------------------------------------------------------------------------------------------------------------------------------------
                                                         Deferred            Debt       Equity
                                             Property,    charges       component     component                 Common         Other
                                 Long-term   plant and  and other  of convertible  of convertible                share comprehensive
                               investments   equipment     assets      debentures     debentures    Deficit    capital        income
------------------------------------------------------------------------------------------------------------------------------------
As at December 31, 2000
 under CDN GAAP                $   14.4     $  505.6    $  23.7    $  33.4         $  117.0        $ (681.4)   $ 913.2      $    -

Recognition of deferred
 exchange gains
 on convertible debentures (a)       -            -          -          -             (12.4)           12.4         -            -

Elimination of the  effects of
 recognition of the equity
 component of convertible
 debentures (a)                       -           -         0.7       97.0           (104.6)            8.3         -            -

Additional write-down of
 property, plant
 and equipment under U.S.
 GAAP (b)                             -       (60.5)         -          -                -            (60.5)        -            -

Reduction in depreciation,
 depletion and amortization
 under U.S. GAAP (b)                  -        11.8          -          -                -             11.8         -            -

Reversal of 1991 deficit
 elimination (c)                      -          -           -          -                -             (5.3)       5.3           -

Unrealized gains on
 long-term investments (d)           0.4         -           -          -                -               -          -           0.4
------------------------------------------------------------------------------------------------------------------------------------
As at December 31, 2000
 under U.S. GAAP               $    14.8    $  456.9     $  24.4     $ 130.4       $     -          $ (714.7)  $ 918.5      $   0.4
====================================================================================================================================



Consolidated Statements of Operations
------------------------------------------------------------------------------------------------------------------------
                                                                                   2001           2000           1999
------------------------------------------------------------------------------------------------------------------------
Net loss for the year under CDN GAAP                                           $  (36.9)     $  (126.1)     $  (240.7)

Adjustments:
Write-down of property, plant and equipment under U.S. GAAP (b)                       -            3.9           20.5
Reduction in depreciation, depletion and amortization under U.S. GAAP (b)           6.1            7.7            4.1
Increase in convertible debenture interest (a)                                     (4.1)          (4.9)          (4.4)
Recognition of exchange gains (losses) on convertible  debentures (a)               6.3            5.7           (8.0)
Adoption of SFAS 133 (e)                                                           (3.9)             -              -
Other                                                                                 -              -             0.2
------------------------------------------------------------------------------------------------------------------------
Net loss for the year under U.S. GAAP                                          $  (32.5)     $  (113.7)     $   (228.3)
========================================================================================================================
Basic loss per common share under U.S. GAAP                                    $  (0.10)     $   (0.38)     $    (0.76)
Diluted loss per common share under U.S. GAAP                                       n/a            n/a             n/a
Effect of U.S. GAAP adjustments on basic loss per common share                 $   0.04      $    0.07      $     0.07


Statement of Operations Presentation: Under U.S. GAAP, the measure "loss before the undernoted" is not a recognized term and would therefore not be presented. "Loss before the undernoted" when adjusted to include "write-down of property, plant and equipment" and to exclude "interest and other income" is comparable to the terminology "loss from operations" under U.S. GAAP.

The following table reconciles "loss before the undernoted" to "loss from operations".

------------------------------------------------------------------------------------------------------------------
                                                                             2001         2000          1999
------------------------------------------------------------------------------------------------------------------
Loss before the undernoted as presented under CDN GAAP                   $   (1.6)    $  (15.3)    $   (25.6)
Deduct:
Write-down of property, plant and equipment                                 (16.1)       (72.1)        (184.9)
Interest and other income                                                   (12.8)       (18.3)         (13.0)
------------------------------------------------------------------------------------------------------------------
Loss from operations as presented under U.S. GAAP                        $  (30.5)    $ (105.7)    $   (223.5)
==================================================================================================================

Consolidated Statements of Cash Flows: Under U.S. GAAP, the reduction of the debt component of convertible debentures is treated as interest expense. Accordingly, the consolidated statements of cash flows under U.S. GAAP, would require a decrease in cash flows provided by operating activities with a corresponding decrease to cash flow used in financing activities of $5.4 million, $4.9 million and $4.4 million in 2001, 2000, and 1999, respectively.

Consolidated Statements of Comprehensive Loss: The Company's statements of comprehensive loss under U.S. GAAP are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   2001         2000         1999
------------------------------------------------------------------------------------------------------------------------------------
Net loss for the year under U.S. GAAP                                                          $  (32.5)    $ (113.7)    $ (228.3)
Change in currency translation adjustments                                                         (5.6)        (4.3)         9.2
Change in unrealized (losses) gains on marketable securities and long-term investments (d)          4.5         (0.7)         3.3
Adoption of FSAS 133 (e)                                                                            8.9            -            -
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss under U.S. GAAP                                                             $  (24.7)    $ (118.7)    $ (215.8)
====================================================================================================================================

(a) Under CDN GAAP, the convertible debentures described in Note 11 are accounted for in accordance with their substance and, as such, are presented in the financial statements in their liability and equity component parts. Under U.S. GAAP, the entire principal amount of the convertible debentures is treated as debt with interest expense based on the coupon rate of 5.5%.

In addition, under CDN GAAP, the unrealized foreign exchange gains on the CDN dollar denominated debentures (see Note 11) are deferred and amortized over the term of the debentures. Effective January 1, 2002, CDN GAAP will no longer premit the deferral of unrealized foreign exchange gains and losses on the debt component of the debentures. Under U.S. GAAP, these gains are recognized in income currently along with exchange gains related to the portion of the convertible debentures included in equity under CDN GAAP.

(b) Following an evaluation of the Company's property, plant and equipment on the basis set out in Notes 1 and 15, there would be a reduction in the loss in 2001, 2000 and 1999 of $nil, $3.9 million and $20.5 million, respectively. These differences arise from the requirement to discount future cash flows from impaired properties under U.S. GAAP and from using proven and probable reserves only. Under CDN GAAP, future cash flows from impaired properties are not discounted. Under U.S. GAAP, depreciation, depletion and amortization would be reduced by $6.1 million, $7.7 million and $4.1 million during 2001, 2000 and 1999, respectively.

(c) CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common shares with a corresponding offset to the accumulated deficit. This reclassification is not permitted by U.S. GAAP and would require in each subsequent year an increase in share capital and a reduction in deficit of $5.3 million.

(d) Under CDN GAAP, unrealized gains (losses) on long-term investments and marketable securities are not recorded. Under U.S. GAAP, unrealized gains (losses) on long-term investments and marketable securities are charged to comprehensive loss in the current period.

(e) Under CDN GAAP, derivatives hedging forecasted transactions are off-balance sheet until the hedged transaction is recorded. Realized gains and losses on derivatives that are closed out early are initially recorded as deferred revenue or deferred charges and are recorded as an adjustment to net loss when the original hedged transaction is recorded.

On January 1, 2001 the Company adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), and the corresponding amendments under FASB Statement No. 138 (SFAS 138). FAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. SFAS 138 amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation.

For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into other income when the hedged item affects other income. Changes in fair value of the derivative instruments used as economic instruments and ineffective portions of hedges are recognized in other income in the period incurred.

The adoption of SFAS 133 resulted in a cumulative decrease in deferred revenue of $9.6 million, a cumulative increase in other long-term liabilities of $4.6 million, a cumulative increase in net loss of $3.9 million, and a cumulative increase in other comprehensive income of $8.9 million for the year ended December 31, 2001. On adoption of SFAS 133, the Company did not complete the required designation and effectiveness assessments to achieve hedge accounting for the commodity derivatives hedging gold revenues and energy price risk, although the contracts are considered to be effective economic hedges and they were accounted for as hedges for CDN GAAP purposes. For U.S. GAAP only, these derivatives were carried at fair value with the changes in fair value recorded as an adjustment to net loss. Realized and unrealized derivatives gains and losses included in OCI on transition and during the year are reclassified into mining revenue for cash-flow hedges of forecasted commodity sales and foreign exchange (loss) gain for forecasted foreign currency revenues or expenses when the hedged forecasted revenue or expense is recorded. During the twelve months ended December 31, 2001, $11.6 million of derivative gains were reclassified out of other comprehensive income. The Company estimates that $5.6 million of net derivatives gains included in other comprehensive income will be reclassified into earnings within the next twelve months. There was no ineffectiveness recorded during the year.

The effect of the transition adjustment as of January 1, 2001, was an increase in assets of $10.7 million, a decrease in deferred revenue of $10.1 million, an increase in other long-term liabilities of $0.3 million, and an increase in other comprehensive income of $20.5 million.

(f) Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares using the deferral method in accordance with CDN GAAP. At the time of issue the funds received are recorded as share capital. Once the qualifying expenditures are made, exploration expenses and common share capital are reduced by the amount of the premium received in excess of the market value for the flow-through shares.

For U.S. GAAP, the premium paid in excess of the market value is credited to other liabilities and included in income over the period in which the Company incurs the qualified expenditures.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the Consolidated Balance Sheet dates are considered to be restricted and are not considered to be cash or cash equivalents under U.S. GAAP.

As at December 31, 2001, unexpended flow-through funds were $4.6 million.

For purposes of this U.S. GAAP reconciliation, the Company does not recognize compensation expense for its stock-based compensation plans. Had compensation expense for the stock option plans been determined based upon fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net loss and loss per share under U.S. GAAP would have been increased by approximately $1.1 million or $NIL per share in 2001, $2.4 million or $0.01 share in 2000, and $3.0 million or $0.01 per share in 1999. The fair value of the options granted during 2001, 2000 and 1999 is estimated to be $1.1 million, $2.4 million and $3.0 million, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999: dividend yield of 0%; expected volatility of 61%, 57% and 57%, respectively and an expected life of five years.

Recent accounting pronouncements In June 2001, the FASB issued Statement No. 141, "Business Combinations" (SFAS 141), which supersedes APB Opinion No. 16, Business Combinations, and SFAS 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. Concurrently, the Accounting Standards Board of Canada issued Handbook Section 1581, "Business Combinations", which is consistent with SFAS 141. Those Statements will change the accounting for business combinations and goodwill. SFAS 141 and CICA Handbook Section 1581 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. These Statements also establish criteria for separate recognition of intangible assets acquired in a purchase business combination. These Statements also apply to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which supersedes APB Opinion No. 17, Intangible Assets. Concurrently, the Accounting Standards Board of Canada issued Handbook Section 3062, "Goodwill and Other Intangible Assets", which is consistent with SFAS 142. These Statements require that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The Statements are effective for fiscal years beginning after December 15, 2001, and are required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date.

Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial applicable of these Statements (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which these Statements become effective: goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of these Statements. The Company has not yet determined the impact, if any, of these Statements on its financial statements.

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 amends SFAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies", and requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company has not yet determined the impact of this Statement on its financial statements.

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" (SFAS 144), which supersedes SFAS 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Asets to be Disposed of. SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates APB 30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively. The Company has not yet determined the impact of this Statement on its financial statements.

21.  Contingencies and Related Commitments

The Company is subject to the considerations and risks of operating in Russia as a result of its 54.7% ownership of the Kubaka mine located in Far Eastern Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Russian tax legislation is subject to varying interpretations and frequent changes. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest, which can be significant. The fiscal periods remain open to review for three years by the tax and customs authorities with respect to tax liabilities.

The Company conducts business in Russia through its subsidiary, Omolon which is owned 45.3% by Russian shareholders. An assignee of one of the Russian shareholders has asserted that the original issuance of shares to the shareholder was flawed due to failure to follow certain registration procedures. As a result the assignee claims the share issuance was null and void and therefore it should have its money returned with compound interest. The total claim is for approximately $43.0 million. The Company has been advised by its counsel that Omolon has good defences available to it on the merits and that such counsel is confident that Omolon will successfully defend the lawsuit. However, the interpretation and application of the laws of the Russian Republic may be subject to policy changes reflecting domestic political changes or other considerations. Moreover, because of the developing nature of the Russian legal system and the fact that the interpretation and application of many laws are untested, it is difficult to predict with certainty how they may be interpreted and applied in a particular case. As a consequence, other or additional penalties or remedies may be imposed. These remedies may, in addition to imposing financial obligations, otherwise adversely affect the operations or status of Omolon.

The Company's 50% owned Chilean mining company Compania Minera Maricunga ("CMM") has entered into arbitration proceedings in Chile with the contractor that designed and built the mine. CMM contends that the contractor was negligent in both the design and the construction of the facility, and should be held responsible for the cost of repairs as well as lost profits. As part of the same proceedings, the contractor is seeking to recover costs that they allegedly incurred while building the mine and which, they claim, were outside their scope of work and responsibility. Although the outcome of the arbitration proceedings cannot be determined at the current time, management is of the opinion that the outcome will not have a material adverse affect on the financial position, results of operations or cash flows of the Company.

The Company's 100% owned Chilean mining company, Compania Minera Kinam Guanaco ("CMKG") has received a tax reassessment from the Chilean IRS. The reassessment is for $6.7 million disallowing certain deductions utilized by a third party. The Company believes this reassessment will be resolved with no material adverse affect to the financial position, results of operations or cash flows of the Company. In addition, the Company has been idemnified by the third party for an amount in excess of the claim.

In accordance with standard industry practice, the Company seeks to obtain bonding and other insurance in respect of its liability for costs associated with the reclamation of mine, mill and other sites used in its operations and against other environmental liabilities, including liabilities imposed by statute. Due to recent developments which have affected the insurance and bonding markets worldwide, such bonding and/or insurance may be difficult or impossible to obtain in the future or may only be available at significant additional cost. In the event that such bonding and/or insurance cannot be obtained by the Company or is obtainable only at significant additional cost, the Company may become subject to financial liabilities which may affect its financial resources.

The Company is also involved in legal proceedings and claims which arise in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continualty changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

22.  Subsequent Events

On February 4, 2002, the Company announced a cash tender offer to purchase up to 894,600 Kinam Preferred Shares which it does not already own for $16.00 per share. If all of the non-controlling shares are acquired the Company would pay $14.3 million in cash.

On February 12, 2002, the Company issued 23,000,000 common shares from treasury for gross proceeds, before costs of the issue of $19.5 million. A portion of the proceeds of this offering will be used to finance the acquisition of the Kinam Preferred Shares owned by the non-controlling shareholders.